UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MATERIAL FACT

Telefônica Brasil S.A. ("Company"), in compliance with Ruling No. 358 of January 3rd, 2002, of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários - CVM), announces to the market and to the general public that it has been approved, by the Company’s Board of Directors, the assessment of the business opportunity which encompasses the acquisition of the total capital stock issued by Global Village Telecom S.A. (“GVT”). For this purpose, the Board has approved the Company to submit, together with Telefónica S.A., an offer addressed to Vivendi S.A. (“Vivendi”) for the acquisition, by the Company, of shares representing the total capital stock of GVT, as follows (the “Offer”):

- As consideration for the intended acquisition, the Offer encompasses the corresponding amount of R$20,100 million (twenty billion and one hundred million Brazilian Reais), being a part of such amount paid in cash, in Brazilian Reais, in the total amount of R$11,962 million (eleven billion and nine hundred and sixty-two million Brazilian Reais), and the other part paid in the form of shares issued by the Company representing 12% (twelve per cent) of its capital stock after the acquisition of GVT. The resources needed to finance the acquisition would be obtained through a capital increase to be held at the Company, with the subscription by Telefónica S.A. and by other companies of the Telefônica Group, in the proportion of their respective participation in the Company’s shareholding, observing the preemptive rights of the other shareholders.

- The Offer is valid until September 3rd, 2014 Such period may not be observed if the Offer is accepted by Vivendi before the end of such term or, alternatively, if the term of the Offer is extended; and

- The Offer is subject to conditions usually applicable to this type of transaction, as well as to the obtainment of the applicable regulatory approvals (including the Administrative Council for Economic Defense - CADE and the National Agency for Telecommunications - ANATEL).

Finally, the Company informs that, on this date, Telefónica S.A. has announced, in the markets where its shares are traded, material fact regarding the Offer described herein, the contents of which are reproduced below.

São Paulo, August 5th, 2014.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 97420 1172 Email: ir.br@telefonica.com

www.telefonica.com.br/investidores

TELEFÔNICA BRASIL S.A.

Companhia Aberta

CNPJ MF 02.558.157/0001-62 - NIRE   35.3.001.5881-4

“RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

Secretario General y

del Consejo de Administración

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. de conformidad con lo establecido en el artículo 82 de la Ley del Mercado de Valores, procede por medio del presente escrito a comunicar el siguiente

HECHO RELEVANTE

Telefónica, S.A. y Telefónica Brasil, S.A. han presentado a Vivendi, S.A. una oferta (la “Oferta”) para la integración entre Telefónica Brasil, S.A. y Global Village Telecom, S.A. (GVT), que incluye una contraprestación para Vivendi, S.A. consistente en un importe en efectivo de 11.962 millones de Reales de Reales brasileños así como la entrega de acciones de nueva emisión representativas de un 12% del capital social de Telefónica Brasil, S.A. tras la combinación de ésta con GVT. Así, el importe de la Oferta, de acuerdo con el precio de cotización actual de Telefónica Brasil, S.A., asciende a un total de 20.100 millones de Reales brasileños (equivalente a 6.700 millones de Euros al tipo de cambio actual). La contraprestación en efectivo se financiaría mediante una ampliación de capital en Telefónica Brasil, S.A., en la que Telefónica, S.A. suscribiría su parte proporcional financiada, a su vez, mediante una ampliación de capital.

La Oferta contempla que, en el supuesto en que Vivendi, S.A. estuviese interesada en la adquisición de una participación estable en Telecom Italia, S.p.A. (“Telecom Italia”), Telefónica, S.A. podría ofrecerle la adquisición, en efectivo, de hasta 1.110 millones de acciones ordinarias de Telecom Italia, que representan actualmente una participación del 8,3% del capital con derecho a voto de Telecom Italia, directamente o a través de un instrumento convertible. La transmisión de las acciones se produciría al cierre de la transacción entre Vivendi, S.A. y Telefónica Brasil, S.A.

De acuerdo con lo señalado en la Oferta, la misma expirará el 3 de septiembre de 2014, salvo que, con anterioridad, haya sido aceptada por Vivendi, S.A., o los Oferentes decidan ampliar el periodo de vigencia de la misma.

Esta Oferta está sujeta a la obtención de las pertinentes autorizaciones regulatorias (incluyendo en materia de telecomunicaciones y de defensa de la competencia) y al cumplimiento de otras condiciones habituales en este tipo de transacciones.

Telefónica Brasil, S.A. es la compañía líder en el mercado de telefonía móvil y el proveedor de banda ancha líder en la ciudad de Sao Paulo. GVT es el operador alternativo más exitoso y de mayor crecimiento en Brasil. Una combinación de ambas compañías crearía el mayor operador de telecomunicaciones en el mayor mercado de Latinoamérica, proporcionando una plataforma única para la generación de sinergias y creación de valor.

En Madrid, a 5 de agosto de 2014.

COMISIÓN NACIONAL DEL MERCADO DE VALORES- MADRID  ”

TELEFÔNICA BRASIL S.A.

Companhia Aberta

CNPJ MF 02.558.157/0001-62 - NIRE   35.3.001.5881-4

Free translation of the Material Fact announced by Telefónica S.A. and above transcribed:

“RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary of the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

MATERIAL FACT

Telefónica, S.A. and Telefónica Brasil, S.A. have submitted to Vivendi, S.A. an offer (the “Offer”) for the combination of Telefónica Brasil, S.A. and Global Village Telecom, S.A. (GVT), by virtue of which Vivendi, S.A. would receive a consideration in cash of 11,962 million Brazilian Reais and newly issued shares representing 12% of the share capital of Telefónica Brasil, S.A. after its combination with GVT. Thus, the amount of the Offer, according to the current market price of Telefónica Brasil, S.A., amounts to a total of 20,100 million Brazilian Reais (equivalent to 6,700 million euros at current exchange rates). The cash consideration would be funded through a capital increase at Telefónica Brasil, S.A. in which Telefónica, S.A. would subscribe its proportional share, funded, in turn, through a capital increase.

The Offer envisages that, should Vivendi, S.A. be interested in acquiring a stable stake in Telecom Italia, S.p.A. (“Telecom Italia”), Telefónica, S.A. would offer to Vivendi, S.A. the acquisition, in cash, up to 1,110 million ordinary shares of Telecom Italia, currently representing a stake of 8.3% of Telecom Italia voting share capital, directly or through a mandatory convertible instrument. The transfer of the shares would take place at closing of the transaction between Vivendi, S.A. and Telefónica Brasil, S.A.

According to the terms of the Offer, it expires on September 3, 2014, unless it is previously accepted by Vivendi, S.A., or if the bidders decide to extend the Offer’s validity period.

The Offer is subject to obtaining the relevant regulatory authorizations (including telecommunications and anti-trust) and to the fulfillment of other customary conditions in this type of transactions.

Telefónica Brasil, S.A. is the leader in the mobile wireless market and the leading broadband operator in the city of Sao Paulo. GVT is the most successful and fastest growing alternative operator in Brazil. A combination of both companies would create the largest telecom operator in the largest market in Latin America, providing a unique platform for the generation of synergies and value creation.

Madrid, August 5, 2014

SPANISH NATIONAL SECURITIES MARKET COMMISSION- MADRID  ”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 5, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director